Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

04035920

23 July 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

SEC MAIL RECEIVED PROCESSING
JUL 29 2004
WASH. D.C.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Jeruk -2 Drilling Report

Santos, the operator for the Sampang PSC in offshore East Java, has announced that the Jeruk -2 well began drilling at 0715 hours on 22 July 2004. Jeruk -2 is located approximately 1.6 kilometres east of Jeruk -1 and approximately 35km WSW of the Oyong field and 40km SE of Surabaya.

The Jeruk -2 well is planned to a total depth of 5300 metres to evaluate the carbonate objective tested by Jeruk -1.

Jeruk -1 was drilled on a sole risk by Santos. Cue declined to join the sole risk. Cue has also declined participate in the drilling of Jeruk -2 on the basis of the substantial cost of the well to Cue and the risked potential of the Jeruk structure. Cue retains its right to participate in any Jeruk development subject to sole risk premiums based on Cue's share of the costs of the Jeruk -1 and -2 wells.

Cue retains its full rights in the remainder of the Sampang PSC.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd (El Paso)	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

23 July 2004